UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2025.

Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement, dated as of September 12, 2025, between the Bank and TD Securities (USA) LLC

4.1	Indenture, dated as of September 15, 2016, among the Bank, Computershare Trust Company, National Association and Computershare Trust Company of Canada (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-3 filed on May 24, 2019)

4.2	Fifth Supplemental Indenture, dated as of September 23, 2025, to the Indenture, dated as of September 15, 2016, among the Bank, Computershare Trust Company, National Association and Computershare Trust Company of Canada

5.1	Opinion of Simpson Thacher & Bartlett LLP, U.S. counsel for the Bank

5.2	Opinion of McCarthy Tétrault LLP, Canadian counsel for the Bank

8.1	Opinion of McCarthy Tétrault LLP, Canadian counsel for the Bank (included in Exhibit 5.2 above)

23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1 above)

23.2	Consent of McCarthy Tétrault LLP (included in Exhibit 5.2 above)

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: September 23, 2025	By:	/s/ Sue-Anne Fox
Name: Sue-Anne Fox
Title: Associate Vice President, Legal, Treasury and Corporate Securities